Filed pursuant to Rule 433
November 28, 2018

Relating to
Preliminary Prospectus Supplement dated November 28, 2018 to
Prospectus dated July 29, 2016
Registration Statement No. 333-212771

Tyco Electronics Group S.A.

$350,000,000 Senior Floating Rate Notes due 2020

Fully and Unconditionally Guaranteed by
TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	$350,000,000 aggregate principal amount of senior floating rate notes due 2020 (the “Notes”)

Maturity:	June 5, 2020

Coupon:	Interest will accrue at a rate of then applicable three-month LIBOR, reset on a quarterly basis, plus 0.45%

Price to Public:	100.000% of face amount

Interest Payment Dates:	March 5, June 5, September 5 and December 5, commencing March 5, 2019

Interest Reset Dates:	March 5, June 5, September 5 and December 5

Interest Determination Dates:

The interest determination date will be the second London Business Day (defined as any calendar day on which commercial banks are open for dealings in deposits in U.S. Dollars in the London interbank market) immediately preceding the applicable interest reset date. The interest determination date for the initial interest reset period will be the second London Business Day immediately preceding the settlement date.

Interest Reset Period:	The period from, and including, the interest reset date (or, with respect to the initial interest reset period, from, and including, December 5, 2018), to,

but excluding, the immediately succeeding interest reset date, provided that the final interest reset period will be the period from, and including, the interest reset date immediately preceding the maturity date to, but excluding, the maturity date.

Day Count:	Actual/360

Day Count Convention:

If any interest reset date or interest payment date for the Notes (other than the maturity date) would otherwise be a day that is not a business day for the Notes, such interest reset date or interest payment date, as the case may be, will be postponed to the next succeeding business day and interest thereon will continue to accrue on the payment so postponed (to but excluding such rescheduled date), except that if the next succeeding business day is in the next succeeding calendar month, the interest reset date or interest payment date, as the case may be, shall instead be the business day immediately preceding such original date, and interest shall accrue to, but excluding, such business day immediately preceding such originally scheduled interest payment date. If the maturity date for the Notes would fall on a day that is not a business day, the related payments of principal and interest will be made on the next succeeding business day, and no additional interest will accumulate on the amount payable for the period from and after the maturity date.

Calculation Agent:	Deutsche Bank Trust Company Americas

Change of Control:

Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	November 28, 2018

Settlement Date:	December 5, 2018 (T+5)*

CUSIP:	902133AV9

ISIN:	US902133AV91

Denominations:	$2,000 x $1,000

Ratings:**	Moody’s: Baa1 (Stable) S&P: A- (Stable)

Fitch: A- (Stable)

Joint Book-Running Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. ICBC Standard Bank Plc Loop Capital Markets LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

* Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the fifth business day following the Trade Date (“T+5”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

** The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or J.P. Morgan Securities LLC collect at 1-212-834-4533.